ESCROW AGREEMENT IN ACCORDANCE WITH RULE 419
UNDER THE SECURITIES ACT OF 1933, AS AMENDED

ESCROW AGREEMENT dated as of April 12, 2000 (the "Agreement") by and between SPECIAL ACQUISITIONS, INC., a Nevada corporation (the "Company") and COLORADO BUSINESS BANK, (the "Escrow Agent").

The Company, through its officers and directors and selected broker-dealers, will sell up to 60,000 shares of Common Stock, par value $.001 (the "Shares"), as more fully described in the Company's definitive Prospectus dated March 20, 2000 comprising part of the company's Registration Statement on Form SB-2, as amended (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") (File No. 333-93045) declared effective on March 20, 2000 (the "Prospectus").

The Company desires that the Escrow Agent accept all offering proceeds, after deduction of cash paid for underwriting commissions, underwriting expenses and dealer allowances and amounts permitted to be released to the Company pursuant to Rule 419(b)(2)(vi) and 11-51-302(6) Colorado Revised Statutes, copies of which are attached hereto and made a part hereof, to be derived by the company from the sale of the Shares (the "Offering Proceeds"), as well as the share certificates representing the Shares issued in connection with the company's offering, in escrow, to be held and disbursed as hereinafter provided.

NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. Appointment of Escrow Agent. The company hereby appoints the Escrow Agent to act in accordance with and subject to the terms of this Agreement, and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with and subject to such terms.

2. Establishment of Escrow Account. The Escrow Agent shall open an escrow account (the "Escrow Account") for the deposit of the net proceeds to be derived by the Company from the sale of the Shares, being the Offering Proceeds, subject to the terms and conditions of this Agreement.

3.   Deposit of Offering Proceeds and Share Certificates.  Subject to
Rule 419 and 11-51-302(6) CRS, upon the Company's receipt and acceptance of subscriptions and Offering Proceeds, the Company shall promptly deliver to the Escrow Agent a certified or bank check in the amount of the Offering Proceeds drawn to the order of the Escrow Agent or, alternatively, drawn to the order of the company but endorsed by the company for collection by the Escrow Agent and credited to the Escrow Account.

All share certificates representing the Shares issued in connection with the Company's offering shall also be deposited by the Company directly into the Escrow Account promptly upon issuance. The identity of the purchasers of the securities shall be included on the stock certificates or other documents evidencing such securities. Securities held in the Escrow Account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights with respect to securities held in their names, as provide be applicable state law. No transfer or other disposition of securities held in the Escrow Account or any interest related such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue code of 1986 as amended [26 U.S.C. 1 et seq.], or Title 1 of the Employee Retirement Income Security Act [29 U.S.C. 1001 et seq.], or the rules thereunder.

Warrants, convertible securities or other derivative securities, if nay, relating to securities held in the Escrow Account may be exercised or converted in accordance with their terms; provided however, that securities received upon exercise or conversion, together with any cash or other consideration paid in connection with the exercise or conversion, are promptly deposited into the Escrow Account.

4. Disbursement of the Escrow Account. Upon the earlier of (i) receipt by the Escrow Agent of a signed representation from the Company to the Escrow Agent, that the requirements of Rule 419(e)(1) and (e)(2) and 11-51-302(6) CRS have been met, and consummation of an acquisition(s) meeting the requirements of Rule 419(e)(2) or (ii) written notification from the Company to the Escrow Agent to deliver the Offering Proceeds to another escrow agent in accordance with Paragraph 5.8 then, in such event, the Escrow Agent shall disburse the Offering Proceeds (inclusive of any interest thereon) to the Company and the securities to the purchasers or registered holders identified on the deposited securities or deliver the Offering Proceeds and securities to such other escrow agent, as the case may be, whereupon the Escrow Agent shall be released from further liability hereunder.

Notwithstanding the foregoing, if an acquisition meeting the requirements of Rule 419(e)(1) has not occurred by a date within 18 months after the effective date of the Registration Statement, funds held in the Escrow Account shall be returned by first class mail or equally prompt means to the purchasers within five business days following that date.

5.   Concerning the Escrow Agent.

5.1 The Escrow Agent shall not be liable for any actions taken or omitted by it, or any action suffered by it to be taken or omitted by it, in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement , instrument , report or other paper or document (not only as to its due execution and the validity and effectiveness of its provision, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or person. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or partes and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

5.2 The Escrow Agent shall not be responsible for the sufficiency or accuracy, the form of, or the execution validity, value or genuineness of any document or property received, held or delivered by it hereunder, or of any signature or endorsement thereon, or for any lack of endorsement thereon, or for any description therein, nor shall the Escrow Agent be responsible or liable in any respect on account of the identity, authority or rights of the person executing or delivering or purporting to execute or deliver any document or property paid or delivered by the Escrow Agent pursuant to the provisions hereof. The Escrow Agent shall not be liable for any loss which may be incurred by reason of any investment of any monies or properties which it holds hereunder.

5.3 The Escrow Agent shall have the right to assume, in the absence of written notice to the contrary from the proper person or persons, that a fact or an event by reason of which an action would or might be taken by the Escrow Agent does not exist or has not occurred, without incurring liability for any action taken or omitted, in good faith and in the exercise of its own best judgment, in reliance upon such assumption.

5.4 The Escrow Agent shall be indemnified and held harmless by the Company from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim, or in connection with any claim or demand, which in any way directly or indirectly arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, the monies or other property held by it hereunder or any such expense or loss. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall, if a claim in respect thereof shall be made against the other parties hereto, notify such parties thereof in writing; but the failure by the Escrow Agent to give such notice shall not relieve any party from any liability which such party may have to the Escrow Agent hereunder. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in an appropriate court to determine ownership or disposition of the Escrow Account or it may deposit the Escrow Account with the clerk of any appropriate court or it may retain the Escrow Account pending receipt of a final, non-appealable order of a court having jurisdiction over all of the parties hereto directing to whom and under what circumstances the Escrow Account is to be disbursed and delivered.

5.5 During the term hereof, the Escrow Agent shall invest the Offering Proceeds pursuant to the requirements of Rule 419(b)(2)(iv). In the event the Escrow Agent receives no direction from the Company with respect to the investment of the Offering Proceeds, the Escrow Agent shall invest the Offering Proceeds in direct obligations of, or obligations guaranteed as to xx principal or interest by the United States. Interest or dividends earned or the deposited funds, if any, shall be held in the Escrow Account until the funds are released in accordance with Rule 419(b)(2)(v) and (e)(3) and 11-51-302(6) CRS and as provided for in Paragraph 4 hereof. Deposited proceeds and interest or dividends thereof, if any, shall be held for the sole benefit of the purchasers of the securities. If funds held in the Escrow Account are released to a purchaser of the securities, the purchaser shall receive interest or dividends earned, if any, on such funds up to the date of release. If funds held in the Escrow Account are released to the Company, interest or dividends earned or such funds up to the date of the release may be released to the Company.

The Company may receive up to 10% of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of Rule 419, exclusive of interest or dividends, as those proceeds are deposited into the Escrow Account.

5.6 The Escrow Agent shall be entitled to reasonable compensation from the Company for all services rendered by it hereunder.

5.7 From time to time on and after the date hereof, the Company shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request (it being understood that the Escrow Agent shall have no obligation to make such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

5.8 The Escrow Agent may resign at any time and be discharged from its duties as Escrow Agent hereunder by its giving the Company at least thirty (30) days' prior written notice thereof. As soon as practicable after its resignation, the Escrow Agent shall turn over to a successor escrow agent appointed by the Company, all monies and property held hereunder upon presentation of the document appointing the new escrow agent and its acceptance thereof. If no new escrow agent is so appointed within the sixty (60) day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Account with any court it deems appropriate.

5.9 The Escrow Agent shall resign and be discharged from its duties as Escrow Agent hereunder if so requested in writing at anytime by the Company, provided, however, that such resignation shall become effective only upon acceptance of appointment by a successor escrow agent as provided in Paragraph 5.8.

5.10 Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability thereunder for its own gross negligence or its own willful misconduct.

6.  Miscellaneous.

6.1 This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of Colorado.
6.2 This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and, except as expressly provided herein, may not be changed or modified except by an instrument in writing signed by the party to be charged.
6.3 The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation thereof.
6.4 This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their legal representatives, successors and assigns.
6.5 Any notice or other communication required or which may be given hereunder shall be in writing and either be delivered personally or be mailed, certified or registered mail, return receipt requested, postage prepaid, and shall be deemed given when so delivered personally or, if mailed, two (2) days after the date of mailing, as follows:

If to the Company, to:
SPECIAL ACQUISITIONS, INC.
Attn: Brian French
1945 South Poplar Street, Denver, CO 80224
(303) 758-2803
copy to: Robert C. Weaver, Jr.
Attorney at Law
721 Devon Court, San Diego, CA  92107-8007
(858) 488-4433

and if to the Escrow Agent, to:
COLORADO BUSINESS BANK
Attn: Sally Woods
821 17th Street
Denver, CO  80201-8779,  (303) 312-0603


7. Additional Terms. The attached Exhibit "A1" (CUSTOMARY RULES and REGULATIONS) is incorporated herein by this reference.


The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.

WITNESS the execution of this Agreement as of the date first above written.

SPECIAL ACQUISITIONS, INC.

By: ______________________________________

This Escrow Agreement is accepted as of the ______ day of _____________, 2000.

COLORADO BUSINESS BANK

By: _______________________________________
Authorized Representative



Exhibit "A1"

CUSTOMARY RULES and REGULATIONS

COLORADO BUSINESS BANK
COMMUNITY TRUST DIVISION

Escrow Agreement


Account Number:

Account Name: 	SPECIAL ACQUISITIONS, INC. ESCROW

This Escrow Agreement ("Agreement") is dated _____________.

This Agreement exists among SPECIAL ACQUISITIONS, INC. and
______________________
___________________________________________________________________________
___
___________________________________________________________________________
___
("Depositors") and Colorado Business Bank, Community Trust Division ("Escrow Agent").

Depositors and Escrow Agent agree:

1.	Escrow Deposits.
Depositors deposit with Escrow Agent the items (i.e. cash, securities and/or instruments, etc.) as specifically listed on the attached
Schedule A, which is hereby incorporated by reference. Schedule A items are referred to in this Agreement as Escrow Property.

2.	Escrow Instructions.
Escrow Agent will hold and distribute Escrow Property in accordance with the instructions on the attached Schedule B, which is hereby incorporated by reference.

3.	Investment of Funds.
Escrow Agent has no duty to invest any Escrow Property, except as provided on Schedule B.

4.	Amendments.
This Agreement may be amended, modified, supplemented or revoked only in writing signed by each Depositor with the written approval of Escrow Agent and upon payment to Escrow Agent of its additional fees and expenses.

5.	Assignments of Interest.
Assignments, transfers, hypothecations or conveyances of any right, title or interest in Escrow Property are only binding upon Escrow Agent if written notice is served by Depositors and received by Escrow Agent, all of Escrow Agent's additional fees and expenses are paid, and Escrow Agent has given its assent.


6.	Authority of Depositors.
Escrow Agent is under no duty or obligation to ascertain the identity, authority, and/or rights of Depositors or its agents who are executing, delivering or purporting to execute or deliver instructions and/or performance hereunder.

7.	Compensation of Escrow Agent.
Depositors, both jointly and severally, agree to pay Escrow Agent its fees and expenses for services, including any extraordinary fees and expenses that may arise, such as fees of counsel, consultants and court costs. Escrow Agent has a first and prior lien on Escrow Property to secure any such fees and expenses. Escrow Agent is authorized to deduct any such fees and expenses from Escrow Property. Any fees and expenses owed but unpaid shall accrue interest at the rate of 12% per annum.

8.	Complete Agreement and Execution in Counterparts.
This Agreement and its Schedules A and B constitute the complete and entire Agreement of Depositors with Escrow Agent. This Agreement may be executed in counterparts. Each executed counterpart shall be given effect as an original.

9.	Disagreements.
In the event of any disagreement or dispute between Depositors to this Agreement concerning the meaning or validity of any provision under this Agreement, including Schedules A and B, or concerning any other matter relating to this Agreement, Escrow Agent:

a.	Shall be under no obligation to act, except under process or order of court, or until it has been adequately indemnified to its full satisfaction, and shall sustain no liability for its failure to act pending such process or court order or indemnification; and

b.	May deposit, in its sole and absolute discretion, Escrow
Property or that portion of Escrow Property it then holds with the then Clerk of the District Court of the City and County of Denver, State of Colorado, to interplead Depositors. Upon such deposit and filing of interpleader, Escrow Agent shall be relieved of all liability as to Escrow Property and shall be entitled to recover from Depositors its attorneys' fees and other costs incurred in commencing and maintaining such action. Depositors by signing this Agreement submit themselves to the jurisdiction of such Court and do appoint the then Clerk of such court as their agent for the service of all process in connection with such proceedings. In no event shall the institution of such interpleader action impair the rights of Escrow Agent described in paragraph 14.

10.	Extension of Benefits.
This Agreement and its Schedules A and B extends to and binds the heirs, legal representatives and successors and assigns all of the parties to this Agreement.

11.	Governing Law.
The laws of the State of Colorado shall apply to the interpretation, construction and enforcement of this Agreement.



12.	Headings of Paragraphs.
The titles of these numbered paragraphs to this Agreement exist for convenience only and in no way shall they restrict or modify any Agreement or provision.

13.	Indemnification and Hold Harmless.
Depositors agree, jointly and severally, to indemnify and hold harmless Escrow Agent from any liability, cost or expense whatsoever, including attorney's fees that it has or will incur by reason of accepting Escrow Property and Escrow Agency.

14.	Non-Liability.
Escrow Agent shall not be liable for any act it may do or omit to do as Escrow Agent while acting in good faith and in the exercise of its own best judgment. Any act done or omitted by Escrow Agent pursuant to the advice of its attorneys shall be conclusive evidence of such good faith. Escrow Agent shall have the right to consult with counsel whenever any question arises concerning Agreement and shall incur no liability whatsoever, for any delay reasonably required to obtain such advice of counsel.

15.	Notices.
Any notices will be given by delivery, by mailing, via first class mail, postage prepaid or by facsimile promptly followed by mailing such notice via first class mail, postage prepaid, to the addresses and/or facsimile numbers provided in Agreement. Notice shall be effective as of the time of receipt, as of the time of deposit in the mail, or in the event of initial facsimile transmission, upon the sending of such facsimile, except that any notice given to Escrow Agent shall not be deemed given until actually received by an employee of Escrow Agent working in the Trust Division. All such notices to Escrow Agent must contain Account Number.

16.	Other Contracts or Agreements.
Escrow Agent is not a party to or bound by any agreement between Depositors other than this Agreement, whether or not an original copy of such agreement is held as Escrow Property or is in the files of Escrow Agent.

17.	Removal or Resignation of Escrow Agent.
Escrow Agent may resign at any time by furnishing written notice of its resignation to Depositors. Depositors may remove Escrow Agent at any time by furnishing to Escrow Agent a written notice of its removal. Such resignation or removal, as the case may be, shall be effective thirty days after delivery of such notice.

18.	Statute of Limitations and Laches.
Escrow Agent is not liable for the outlawing, lapse or invalidation of any rights under any Statute of Limitations or due to laches with respect to Agreement or Escrow Property.

19.	Validity and Sufficiency of Schedule A Deposits and Schedule B
Instructions.
Escrow Agent assumes no responsibility for the validity and/or sufficiency of any funds, securities, instruments or instructions held as Escrow Property.


20.	Waivers.
The failure of any party to Agreement at any time or times to require performance of any provision under this Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to Agreement of any such condition or breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation or warranty contained in this Agreement.

IN WITNESS WHEREOF, the undersigned have affixed their signatures and hereby adopt as part of this instrument Schedules A and B which are incorporated by reference.

DEPOSITOR						DEPOSITOR

SPECIAL ACQUISITIONS, INC.
___________________________________


By: ________________________________		By:
________________________________

       ________________________________
	____________________________________
       Name and Title				       	Name and Title
       ________________________________	       	__-
__________________________________
       Address					       	Address
       ________________________________
	____________________________________
       City, State and Zip Code		       	       	City,
State and Zip Code
       ________________________________        	-
____________________________________
       Telephone				       		Telephone
       ________________________________
	____________________________________
       Facsimile Number 			       	Facsimile Number

      ________________________________
	____________________________________
       Tax ID					       	Tax ID


ESCROW AGENT

Colorado Business Bank,
Community Trust Division

By: ________________________________
       Authorized Officer


COLORADO BUSINESS BANK
COMMUNITY TRUST DIVISION

Escrow Agreement


SCHEDULE A

DEPOSITS


The deposits are described in SPECIAL ACQUISITIONS, INC.Fund Escrow Agreement and SPECIAL ACQUISITIONS, INC.Rule 419 Escrow Agreement to which this Schedule is a part.
                                                 COLORADO BUSINESS BANK
COMMUNITY TRUST DIVISION

Escrow Agreement


SCHEDULE B

INSTRUCTIONS


1.	The terms of Colorado Business Bank's Customary Rules and Regulations
(Escrow Agreement) control and supercede any conflicting or insufficient instructions contained in Escrow Agreements referenced in Schedule A.

2.	Escrow Agent may invest the cleared funds in any interest bearing account including deposits in Colorado Business Bank.

3.	Depositor must provide timely notice to Escrow Agent of its intent to make an acquisition so that Escrow Agent may liquidate any investments.

4.	Notice address for SPECIAL ACQUISITIONS, INC. is

SPECIAL ACQUISITIONS, INC.
Attn: Brian French
1945 South Poplar Street
Denver, CO 80224
(303) 758-2803

copy to: Robert C. Weaver, Jr.
Attorney at Law
721 Devon Court
San Diego, CA  92107-8007
(858) 488-4433



Offerings by Blank Check Companies
Rule 419.

(a)
Scope of the Rule and Definitions.


(1)
The provisions of this section shall apply to every registration statement filed under the Act relating to an offering by a blank check company.


(2)
For purposes of this Section, the term "blank check company" shall mean a company that:



(i)
is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and



(ii)
is issuing "penny stock," as defined in Rule 3a51-1 [17 CFR
240.3a51-1] under the Securities Exchange Act of 1934
("Exchange Act").


(3)
For purposes of this section, the term "purchaser" shall mean any person acquiring securities directly or indirectly in the offering, for cash or otherwise, including promoters or others receiving securities as compensation in connection with the offering.

(b)
Deposit of Securities and Proceeds in Escrow or Trust Account.


(1)
General.



(i)
Except as otherwise provided in this section or prohibited by other applicable law, all securities issued in connection with an offering by a blank check company and the gross proceeds from the offering shall be deposited promptly into:




(A)
an escrow account maintained by an "insured depository institution," as that term is defined in Section 3(c)(2)
of the Federal Deposit Insurance Act [12 U.S.C. 1813(c)(2)
(1991)]; or




(B)
a separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 (as calculated pursuant to Exchange Act Rule 15c3-1 [17 CFR 240.15c3-1]), in which the broker or dealer acts as trustee for persons having the beneficial interests in the account.



(ii)
If funds and securities are deposited into an escrow account maintained by an insured depository institution, the deposit account records of the insured depository institution must provide that funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with section 330.1 of the regulations of the Federal Deposit Insurance Corporation [12 CFR 330.1], and the records of the escrow agent, maintained in good faith and in the regular course of business, must show the name and interest of each party to the account. If funds and securities are deposited in a separate bank account established by a broker or dealer acting as a trustee, the books and records of the broker-dealer must indicate the name, address, and interest of each person for whom the account is held.


(2)
Deposit and Investment of Proceeds



(i)
All offering proceeds, after deduction of cash paid for underwriting commissions, underwriting expenses and dealer allowances, and amounts permitted to be released to the registrant pursuant to (b)(2)(vi) of this section, shall be deposited promptly into the escrow or trust account; Provided, however, That no deduction may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant.



(ii)
Deposited proceeds shall be in the form of checks, drafts, or money orders payable to the order of the escrow agent or trustee.



(iii)
Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.



(iv)
Deposited proceeds shall be invested in one of the following:




(A)
an obligation that constitutes a "deposit," as that term is defined in section 3(l) of the Federal Deposit
Insurance Act [12 U.S.C. 1813(l) (1991)];




(B)
securities of any open-end investment company registered under the Investment Company Act of 1940 [15 U.S.C. 80a-1 et seq.] that holds itself out as a money market fund meeting the conditions of paragraphs (c)(2), (c)(3), and
(c)(4) of Rule 2a-7 [17 CFR 270.2a-7] under the Investment
Company Act; or




(C)
securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United
States.




Note to Rule 419(b)(2)(iv): Issuers are cautioned that investments in government securities are inappropriate unless such securities can be readily sold or otherwise disposed of for cash at the time required without any dissipation of offering proceeds invested.



(v)
Interest or dividends earned on the funds, if any, shall be held in the escrow or trust account until the funds are released in accordance with the provisions of this section. If funds held in the escrow or trust account are released to a purchaser of the securities, the purchasers shall receive interest or dividends earned, if any, on such funds up to the date of release. If funds held in the escrow or trust account are released to the registrant, interest or dividends earned on such funds up to the date of release may be released to the registrant.



(vi)
The registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of this section, exclusive of interest or dividends, as those proceeds are deposited into the escrow or trust account.


(3)
Deposit of Securities.



(i)
All securities issued in connection with the offering, whether or not for cash consideration, and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends, or similar rights, shall be deposited directly into the escrow or trust account promptly upon issuance. The identity of the purchaser of the securities shall be included on the stock certificates or other documents evidencing such securities. See also 17 CFR 240.15g-8 regarding restrictions on sales of, or offers to sell, securities deposited in the escrow or trust account.



(ii)
Securities held in the escrow or trust account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights, if any, with respect to securities held in their names, as provided by applicable state law. No transfer or other disposition of securities held in the escrow or trust account or any interest related to such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended [26 U.S.C. 1 et seq.], or Title 1 of the Employee Retirement Income Security Act [29 U.S.C. 1001 et seq.], or the rules thereunder.



(iii)
Warrants, convertible securities or other derivative securities relating to securities held in the escrow or trust account may be exercised or converted in accordance with their terms; Provided, however, That securities received upon exercise or conversion, together with any cash or other consideration paid in connection with the exercise or conversion, are promptly deposited into the escrow or trust account.


(4)
Escrow or Trust Agreement. A copy of the executed escrow or trust agreement shall be filed as an exhibit to the registration statement and shall contain the provisions of paragraphs (b)(2), and (e)(3) of this section.


(5)
Request for Supplemental Information. Upon request by the Commission or the staff, the registrant shall furnish as supplemental information the names and addresses of persons for whom securities are held in the escrow or trust account.


Note to Rule 419(b): With respect to a blank check offering subject to both 419 and Exchange Act Rule 15c2-4 [17 CFR 240.15c2-4], the requirements of Rule 15c2-4 are applicable only until the conditions of the offering governed by that Rule are met (e.g., reaching the minimum in a "part-or-none" offering). When those conditions are satisfied, Rule 419 continues to govern the use of offering proceeds.

(c)
Disclosure of Offering Terms. The initial registration statement shall disclose the specific terms of the offering, including, but not limited to:


(1)
the terms and provisions of the escrow or trust agreement and the effect thereof upon the registrant's right to receive funds and the effect of the escrow or trust agreement upon the purchaser's funds and securities required to be deposited into the escrow or trust account, including, if applicable, any material risk of non-insurance of purchasers' funds resulting from deposits in excess of the insured amounts; and


(2)
the obligations of the registrant to provide, and the right of the purchaser to receive, information regarding an acquisition, including the requirement that pursuant to this section, purchasers confirm in writing their investment in the registrant's securities as specified in paragraph (e) of this section.

(d)
Probable Acquisition Post-Effective Amendment Requirement. If, during any period in which offers or sales are being made, a significant acquisition becomes probable, the registrant shall file promptly a post-effective amendment disclosing the information specified by the applicable registration statement form and Industry Guides, including financial statements of the registrant and the company to be acquired as well as pro forma financial information required by the form and applicable rules and regulations. Where warrants, rights or other derivative securities issued in the initial offering are exercisable, there is a continuous offering of the underlying security.

(e)
Release of Deposited and Funds Securities.


(1)
Post-Effective Amendment for Acquisition Agreement. Upon execution of an agreement(s) for the acquisition(s) of a business(es) or assets that will constitute the business (or a line of business) of the registrant and for which the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds, including proceeds received or to be received upon the exercise or conversion of any securities offered, but excluding amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances, the registrant shall file a post-effective amendment that:



(i)
discloses the information specified by the applicable registration statement form and Industry Guides, including financial statements of the registrant and the company acquired or to be acquired and pro forma financial information required by the form and applicable rules and regulations;



(ii)
discloses the results of the initial offering, including but not limited to:




(A)
the gross offering proceeds received to date, specifying the amounts paid for underwriter commissions, underwriting expenses and dealer allowances, amounts disbursed to the registrant, and amounts remaining in the escrow or trust account; and




(B)
the specific amount, use and application of funds disbursed to the registrant to date, including, but not limited to, the amounts paid to officers, directors, promoters, controlling shareholders or affiliates, either directly or indirectly, specifying the amounts and purposes of such payments; and



(iii)
discloses the terms of the offering as described pursuant to paragraph (e)(2) of this section.


(2)
Terms of the Offering. The terms of the offering must provide, and the registrant must satisfy, the following conditions:



(i)
within five business days after the effective date of the post-effective amendment(s), the registrant shall send by first class mail or other equally prompt means, to each purchaser of securities held in escrow or trust, a copy of the prospectus contained in the post-effective amendment and any amendment or supplement thereto;



(ii)
each purchaser shall have no fewer than 20 business days and no more than 45 business days from the effective date of the post-effective amendment to notify the registrant in writing that the purchaser elects to remain an investor. If the registrant has not received such written notification by the 45th business day following the effective date of the post-effective amendment, funds and interests or dividends, if any, held in the escrow or trust account shall be sent by first class mail or other equally prompt means to the purchaser within five business days;



(iii)
the acquisition(s) meeting the criteria set forth in paragraph
(e)(1) of this section will be consummated if a sufficient number of purchasers confirm their investments; and



(iv)
if a consummated acquisition(s) meeting the requirements of this section has not occurred by a date 18 months after the effective date of the initial registration statement, funds held in the escrow or trust account shall be returned by first class mail or equally prompt means to the purchaser within five business dates following that date.


(3)
Conditions for Release of Deposited Securities and Funds. Funds held in the escrow or trust account may be released to the registrant and securities may be delivered to the purchaser or other registered holder identified on the deposited securities only at the same time as or after:



(i)
the escrow agent or trustee has received a signed representation from the registrant, together with other evidence acceptable to the escrow agent or trustee, that the requirements of paragraphs (e)(1) and (e)(2) of this section have been met; and



(ii)
consummation of an acquisition(s) meeting the requirements of paragraph (e)(2)(iii) of this section.


(4)
Prospectus Supplement. If funds and securities are released from the escrow or trust account to the registrant pursuant to this paragraph, the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of the release.


Notes to Rule 419(e)
Note 1: With respect to a blank check offering subject to both Rule 419 and Exchange Act Rule 10b-9 [17 CFR 240.10b9], the requirements of Rule 10b-9 are applicable only until the conditions of the offering governed by that Rule are met (e.g., reaching the minimum in a "part-or-none" offering). When those conditions are satisfied, Rule 419 continues to govern the use of offering proceeds.
Note 2: If the business(es) or assets are acquired for cash, the fair value shall be presumed to be equal to the cash paid. If all or part of the consideration paid consists of securities or other non-cash consideration, the fair value shall be determined by an accepted standard, such as bona fide sales of the assets or similar assets made within a reasonable time, forecasts of expected cash flows, independent appraisals, etc. Such valuation must be reasonable at the time made.

(f)
Financial Statements. The registrant shall:


(1)
Furnish to security holders audited financial statements for the first full fiscal year of operations following consummation of an acquisition pursuant to paragraph (e) of this section, together with the information required by Item 303(a) of Regulation S-K [17 CFR 229.303(a)], no later than 90 days after the end of such fiscal year; and


(2)
File the financial statements and additional information with the Commission under cover of Form 8-K [17 CFR 249.308]; provided, however, that such financial statements and related information need not be filed separately if the registrant is filing reports pursuant to Section 13(a) or 15(d) of the Exchange Act.



Colorado Revised Statutes 11-51-302 - General registration provisions.
   (6) (a) In the case of any offering registered under section 11-51-303 or 11-51-304 where less than seventy-five percent of the net proceeds from the sale of the registered securities are committed for use in one or more specific lines of business, eighty percent of the net proceeds received by the issuer shall be placed into escrow until:
   (I) The completion of a transaction or series of transactions whereby at least fifty percent of the gross proceeds received from the sale of registered securities (including any amounts actually received by the issuer upon exercise of registered warrants or rights to purchase or subscribe to another security) are committed for use in one or more specific lines of business; and
   (II) The lapse of no more than ten days after receipt by the securities commissioner of notice of the proposed release of funds from such escrow.
   (b) Such notice must contain the information and be in the form the securities commissioner by rule requires. If an escrow is released and warrants or rights which were once registered remain outstanding, then this subsection (6) shall apply separately to the proceeds from any subsequent exercise of such warrants or rights. Proceeds received from the exercise of such warrants or rights shall then be subject to release upon the conditions stated in this subsection (6), and this subsection (6) shall then each time apply separately with respect to proceeds from the exercise of warrants or rights which were once registered and still remain outstanding. The securities commissioner may, by rule or order, determine the conditions of any escrow required under this subsection (6), but the securities commissioner may not reject a depository solely because of its location in another state. Improper release by a depository of such escrow in violation of this subsection (6), is punishable pursuant to section 11-51-603 (2). The securities commissioner may, by rule or order, waive the requirements of this subsection (6), in whole or in part, with respect to any class of registrations or any specific registration if the securities commissioner finds that such waiver is in the public interest and that compliance with the requirements of this subsection (6) is not necessary for the protection of investors.

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